02019367

Arf* 3-18-2002

TC*

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 1 2002 354

SEC FILE NUMBER
8- 52039

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

General Finance Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Cambridge Center, Room 8016
(No. and Street)

Cambridge	MA	02142
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph D. Downing (617) 551-2281
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tonneson & Company CPAs PC
(Name — *if individual, state last, first, middle name*)

530 Edgewater Drive	Wakefield	MA	01880
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/21/02 S.S

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph D. Downing, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of General Finance Securities, LLC, as of December 31, ~~19~~XX 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

Keith G. Bishop
Notary Public Exp 3/26/04

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GENERAL FINANCE SECURITIES, LLC

FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000

GENERAL FINANCE SECURITIES, LLC

TABLE OF CONTENTS

TONNESON & COMPANY CPAS PC
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Members
General Finance Securities, LLC
Cambridge, Massachusetts

We have audited the accompanying balance sheets of General Finance Securities, LLC as of December 31, 2001 and 2000, and the related statements of income, changes in members' capital and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects the financial position of General Finance Securities, LLC as of December 31, 2001 and 2000, and the results of its operations and cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Tonneson & Company CPAs PC

Tonneson & Company CPAs PC

February 15, 2002

GENERAL FINANCE SECURITIES, LLC

BALANCE SHEETS

DECEMBER 31, 2001 AND 2000

ASSETS

		2001		2000
CURRENT ASSETS:				
Cash and cash equivalents	$	13,172	$	19,744
OTHER ASSETS:				
Investments		1,440		-
TOTAL ASSETS	$	14,612	$	19,744

LIABILITIES AND MEMBERS' CAPITAL

		2001		2000
CURRENT LIABILITIES:				
Accounts payable	$	307	$	131
TOTAL LIABILITIES		307		131
MEMBERS' CAPITAL		14,305		19,613
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$	14,612	$	19,744

See Notes to Financial Statements

GENERAL FINANCE SECURITIES, LLC

STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2001 AND 2000

		2001		2000
REVENUES:				
Consulting income	$	40,585	$	22,000
EXPENSES:				
Selling, general and administrative expenses		10,319		14,086
INCOME FROM OPERATIONS		30,266		7,914
OTHER INCOME:				
Interest income		125		159
NET INCOME	$	30,392	$	8,073

See Notes to Financial Statements.

GENERAL FINANCE SECURITIES, LLC

STATEMENTS OF CHANGES IN MEMBERS' CAPITAL

YEARS ENDED DECEMBER 31, 2001 AND 2000

BALANCE AT JANUARY 1, 2000	$	16,540
Net income		8,073
Distributions		(5,000)
BALANCE AT DECEMBER 31, 2000		19,613
Net income		30,392
Distributions		(35,700)
BALANCE AT DECEMBER 31, 2001	$	14,305

See Notes to Financial Statements.

GENERAL FINANCE SECURITIES, LLC

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2001 AND 2000

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 30,392	$ 8,073
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in certain assets and liabilities:		
Prepaid expenses and other current assets	-	4,330
Accounts payable	776	(197)
Net cash provided by operating activities	31,168	12,206
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of investments	(1,440)	-
Net cash used in investing activities	(1,440)	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions	(35,700)	(5,000)
Net cash used in financing activities	(35,700)	(5,000)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(5,972)	7,206
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	19,744	12,538
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 13,772	$ 19,744

See Notes to Financial Statements.

GENERAL FINANCE SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001 AND 2000

Note 1 - Summary of Significant Accounting Policies

Nature of Operations - The Company was organized on July 1, 1999. Its principal business activity is that of a securities broker-dealer primarily in eastern Massachusetts. During the year ended December 31, 2001, the Company changed its name from General Finance, LLC to General Finance Securities, LLC.

Estimates - Management uses estimates and assumptions in preparing these financial statements in accordance with U.S. generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash Equivalents - Cash equivalents consist of highly liquid investments with original maturities of 90 days or less. Cash equivalents are carried at cost which approximates market.

Investments – Investment in privately-held companies in which the Company has less than a 20% interest are carried at cost.

Revenue Recognition - Commission revenues are recognized on a trade date basis.

Advertising Costs - The Company expenses the costs of advertising as incurred.

Income Taxes - The Company does not pay federal and state income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their proportionate share of the Company's taxable income.

Concentration of Credit Risk - Financial instruments which potentially subject the Company to concentration of credit risk consist principally of temporary cash investments. The Company places its temporary cash investments with a high credit quality financial institution.

Note 2 - Net Capital Requirement

As a broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission (the Uniform Net Capital Rule). The Company computes its net capital under the aggregate indebtedness method which requires the Company to maintain minimum net capital, as defined, equal to the greater of 6-2/3% of aggregate indebtedness, as defined, or $5,000. At December 31, 2001 and 2000, the Company had net capital of $12,865 and $19,613, which was in excess of its requirement of $5,000 by $7,865 and $14,613, respectively.

Note 3 - Non-Monetary Transactions

During the year ended December 31, 2001 and 2000, the Company provided consulting services in exchange for use of certain office space and related costs. These transactions are recorded at fair values when the services are received. The value of these services included in consulting income and selling, general and administrative expenses amounted to $6,000 for each of the years ended December 31, 2001 and 2000.

TONNESON & COMPANY CPAS PC
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON ACCOMPANYING INFORMATION REQUIRED BY SEC RULE 17a-5

Members
General Finance Securities, LLC
Cambridge, Massachusetts

We have audited the financial statements of General Finance Securities, LLC for the years ended December 31, 2001 and 2000, and have issued our report thereon dated February 15, 2002. Out audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tonneson & Company CPAs PC
Tonneson & Company CPAs PC

Wakefield Massachusetts
February 15, 2002

GENERAL FINANCE SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2001

NET CAPITAL

Stockholder's equity at December 31, 2001		$	14,305
Add:			
A.	Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
B.	Other (deductions) or allowable credits - deferred income taxes payable		-
	Total capital and allowable subordinated liabilities		14,305
Deductions and/or charges:			
A.	Non-allowable assets		1,440
	Net capital	$	12,865

AGGREGATE INDEBTEDNESS

Items included in the accompanying balance sheet		
Accounts payable and accrued expenses	$	307
Total aggregate indebtedness	$	307

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

1.	Minimum net capital requirement (6-2/3% of aggregate indebtedness of $307)	$	20
2.	Minimum net capital requirement of the Company	$	5,000
3.	Net capital requirement (greater of 1 or 2 above)	$	5,000
4.	Excess net capital	$	7,865
5.	Excess net capital at 1000%	$	12,834
6.	Ratio of aggregate indebtedness to net capital		.02 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The following is a reconciliation of net capital between this computation and the corresponding computation prepared by the Company for inclusion in its Unaudited Part II Focus Report as of December 31, 2001:

Net capital, as reported in the Company's Part II-A (Unaudited) FOCUS Report	$	15,157
Non-allowable assets		(1,440)
Net audit adjustments, principally relating to cash disbursements and accounts payable		(852)
Net capital	$	12,865

See Independent Auditors' Report on Accompanying Information.

GENERAL FINANCE SECURITIES, LLC

STATEMENT REGARDING RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2001

The Company claims exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that rule. During the year ended December 31, 2001, the Company was in compliance with the conditions of the exemption.

See Independent Auditors' Report on Accompanying Information.

TONNESON & COMPANY CPAs PC
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Members
General Finance Securities, LLC
Cambridge, Massachusetts

In planning and performing our audit of the financial statements of General Finance Securities, LLC (the "Company") for the year ended December 31, 2001, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g); (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company, (1) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

TONNESON & COMPANY CPAs PC
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected timely by employees in the normal course of performing their assigned functions. However, we noted no matters involved in the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above. The Company was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2001 and no facts came to our attention indicating that such conditions had not been complied with during the year then ended.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Tonneson & Company CPAs PC

Tonneson & Company CPAs PC

Wakefield, Massachusetts
February 15, 2002